TRANSGLOBE ENERGY CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS

May 4, 2012

Management’s discussion and analysis (“MD&A”) should be read in conjunction with the unaudited Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2012 and 2011 and the audited financial statements and MD&A for the year ended December 31, 2011 included in the Company’s annual report. Additional information relating to the Company, including the Company’s Annual Information Form, is on SEDAR at www.sedar.com. The Company’s Form 40-F may be found on EDGAR at www.sec.gov.

READER ADVISORIES

Forward-Looking Statements

Certain statements or information contained herein may constitute forward-looking statements or information under applicable securities laws, including management’s assessment of future plans and operations, drilling plans and the timing thereof, commodity price risk management strategies, adapting to the current political situations in Egypt and Yemen, reserve estimates, the resolution of potential litigation and claims and impact on the Company of the costs of resolutions, completion of the acquisition of the 50% working interest in the South Alamein Concession agreement in the Arab Republic of Egypt, management’s expectation for results of operations for 2012, including expected 2012 average production, funds flow from operations, the 2012 capital program for exploration and development, the timing and method of financing thereof, method of funding drilling commitments, commodity prices and expected volatility thereof and use of proceeds from recent financings.

Forward-looking statements or information relate to the Company’s future events or performance. All statements other than statements of historical fact may be forward-looking statements or information. Such statements or information are often but not always identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe”, and similar expressions.

Forward-looking statements or information necessarily involve risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, economic and political instability, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. The recovery and reserve estimates of the Company's reserves are estimates only and there is no guarantee that the estimated reserves will be recovered. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company.

In addition, forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on the Company's future operations. Such statements and information may prove to be incorrect and readers are cautioned that such statements and information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements or information because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development and exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market and receive payment for its oil and natural gas products.

Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect the Company's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), EDGAR website (www.sec.gov) and at the Company's website (www.trans-globe.com). Furthermore, the forward-looking statements or information contained herein are made as at the date hereof and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

The reader is further cautioned that the preparation of financial statements in accordance with IFRS requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Additional Measures

                    Funds Flow from Operations
This document contains the term “funds flow from operations”, which should not be considered an alternative to or more meaningful than “cash flow from operating activities” as determined in accordance with IFRS. Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital. Management considers this a key measure as it demonstrates TransGlobe’s ability to generate the cash flow necessary to fund future growth through capital investment. Funds flow from operations may not be comparable to similar measures used by other companies.

                    Reconciliation of Funds Flow from Operations

	Three Months Ended March 31
($000s)	2012	2011
Cash flow from operating activities	1,771	3,490
Changes in non-cash working capital	34,317	21,440
Funds flow from operations*	36,088	24,930

*

Funds flow from operations does not include interest or financing costs. Interest expense is included in financing costs on the Condensed Consolidated Interim Statements of Earnings and Comprehensive Income. Cash interest paid is reported as a financing activity on the Condensed Consolidated Interim Statements of Cash Flows.

                    Debt-to-funds flow ratio
Debt-to-funds flow is a measure that is used to set the amount of capital in proportion to risk. The Company’s debt-to-funds flow ratio is computed as long-term debt, including the current portion, plus convertible debentures over funds flow from operations for the trailing twelve months. Debt-to-funds flow may not be comparable to similar measures used by other companies.

                    Netback
Netback is a measure that represents sales net of royalties (all government interests, net of income taxes), operating expenses and current taxes. Management believes that netback is a useful supplemental measure to analyze operating performance and provide an indication of the results generated by the Company’s principal business activities prior to the consideration of other income and expenses. Netback may not be comparable to similar measures used by other companies.

TRANSGLOBE’S BUSINESS

TransGlobe is a Canadian-based, publicly-traded, oil exploration and production company whose activities are concentrated in two main geographic areas, the Arab Republic of Egypt (“Egypt”) and the Republic of Yemen (“Yemen”). Egypt and Yemen include the Company’s exploration, development and production of crude oil.

SELECTED QUARTERLY FINANCIAL INFORMATION

	2012	2011				2010
($000s, except per share, price and
volume amounts)	Q-1	Q-4	Q-3	Q-2	Q-1	Q-4	Q-3	Q-2

Average sales volumes (Bopd)	16,720	12,054	13,406	11,826	11,218	10,789	10,138	9,206
Average price ($/Bbl)	104.78	99.12	104.00	105.57	97.06	79.83	71.27	73.46
Oil sales	159,426	109,919	128,265	113,615	97,995	79,240	66,470	61,540
Oil sales, net of royalties and other	77,212	60,609	71,769	62,513	52,863	45,198	38,980	35,638
Cash flow from operating activities	1,771	2,330	3,575	54,235	3,490	17,010	15,024	13,283
Funds flow from operations*	36,088	26,469	38,099	30,478	24,930	19,355	19,849	17,007
Funds flow from operations per share
- Basic	0.49	0.36	0.52	0.42	0.35	0.29	0.30	0.26
- Diluted	0.48	0.35	0.51	0.40	0.34	0.28	0.29	0.25
Net earnings	10,975	30,519	26,110	21,874	2,889	8,932	9,321	9,711
Net earnings per share
- Basic	0.15	0.42	0.36	0.30	0.04	0.13	0.14	0.15
- Diluted	0.15	0.41	0.35	0.29	0.04	0.13	0.13	0.14

Total assets	648,012	525,806	465,262	420,956	404,184	345,625	278,426	264,490
Cash and cash equivalents	127,313	43,884	105,007	122,659	86,353	57,782	15,412	21,437
Convertible debentures	105,835	-	-	-	-	-	-	-
Total long-term debt, including current portion	57,910	57,609	57,303	56,998	56,731	86,420	46,045	49,977
Debt-to-funds flow ratio**	1.2	0.5	0.5	0.6	0.7	1.1	0.7	0.9

*

Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital, and may not be comparable to measures used by other companies.

**

Debt-to-funds flow ratio is a measure that represents total long-term debt (including current portion) and convertible debentures over funds flow from operations for the trailing 12 months, and may not be comparable to measures used by other companies.

MANAGEMENT’S DISCUSSION AND ANALYSIS

During the first quarter of 2012, TransGlobe has:

  Experienced an increase in average sales volumes due to the West Bakr acquisition, which added volumes of 4,358 Bopd in Q1-2012, along with volume increases in West Gharib of 3,327 Bopd;
  Maintained a strong financial position, reporting a debt-to-funds flow ratio of 1.2 at March 31, 2012 (March 31, 2011 – 0.7);
  Funded capital programs entirely with funds flow from operations;
  Reported funds flow from operations that varies significantly from cash flow from operating activities. These measures fluctuate from quarter to quarter depending on the timing of collections of accounts receivable and payment of accounts payable;
  Reported a decrease in net earnings of $19.5 million from Q4-2011 to Q1-2012. This was mostly due to a bargain purchase gain of $13.2 million in Q4-2011 combined with an unrealized loss on financial instruments (convertible debentures) of $7.8 million in Q1-2012; and
  Reported an increase in net earnings of 280% in Q1-2012 compared to Q1-2011. An impairment loss of $11.6 million was recognized in Q1-2011 that significantly reduced earnings in that quarter. Furthermore, increased production and prices were experienced in Q1-2012, which were partially offset by an unrealized loss on financial instruments (convertible debentures) of $7.8 million.

2012 VARIANCES

	$000s	$Per Share Diluted	% Variance
Q1-2011 net earnings	2,889	0.04
Cash items
Volume variance	53,638	0.72	1,857
Price variance	7,793	0.10	270
Royalties	(37,082)	(0.49)	(1,283)
Expenses:
Operating	(4,419)	(0.06)	(153)
Realized derivative loss	364	-	13
Cash general and administrative	(1,641)	(0.02)	(57)
Exploration	(547)	(0.01)	(19)
Current income taxes	(6,983)	(0.09)	(242)
Realized foreign exchange gain	(28)	-	(1)
Issue costs for convertible debentures	(4,389)	(0.06)	(152)
Interest on long-term debt	(486)	(0.01)	(17)
Other income	63	-	2
Total cash items variance	6,283	0.08	218
Non-cash items
Unrealized derivative gain	63	-	2
Unrealized foreign exchange loss	521	0.01	18
Depletion and depreciation	(3,989)	(0.05)	(138)
Unrealized loss on financial instruments	(7,840)	(0.10)	(271)
Impairment loss	11,644	0.15	403
Stock-based compensation	(427)	(0.01)	(15)
Deferred income taxes	1,933	0.03	67
Deferred lease inducement	(114)	-	(4)
Amortization of deferred financing costs	12	-	-
Total non-cash items variance	1,803	0.03	62

Q1–2012 net earnings	10,975	0.15	280

Net earnings increased to $11.0 million in Q1-2012 compared to $2.9 million in Q1-2011, which was mainly due to increased production volumes. Partially offsetting the increased volumes were increases in royalties, income taxes, operating costs, convertible debenture issue costs, unrealized loss on financial instruments (convertible debentures) and depletion and depreciation expense. Also contributing to the increase from Q1-2011 to Q1-2012 was an impairment loss recognized in Q1-2011 of $11.6 million.

The non-cash unrealized loss on financial instruments (convertible debentures) has arisen because the Company has elected to carry the convertible debenture liability at fair value on its Condensed Consolidated Interim Balance Sheets. Fair value is determined based on the quoted market price of the convertible debentures as at the period end date. As at March 31, 2012, the convertible debentures were trading at a price of C$108.00 for a C$100.00 par value debenture. As such, an 8% ($7.8 million) increase to the convertible debenture liability was recorded as at March 31, 2012, with a corresponding loss recorded on the Condensed Consolidated Interim Statement of Earnings and Comprehensive Income. As the market price of the convertible debentures fluctuates from period to period, so will the fair value of the convertible debenture liability, and therefore so will the unrealized gain or loss on financial instruments (convertible debentures). This fair value adjustment has had a significant impact on net earnings in the first quarter 2012, and depending on the magnitude of fluctuations in the trading price of the convertible debentures in future periods, could have a material impact on the Company’s net earnings in future periods. While this fair value adjustment is made in accordance with IFRS, it does not represent a cash expense or an increase in the future cash outlay required to pay back the convertible debentures.

MANAGEMENT’S DISCUSSION AND ANALYSIS

BUSINESS ENVIRONMENT

The Company’s financial results are significantly influenced by fluctuations in commodity prices, including price differentials. The following table shows select market benchmark prices and foreign exchange rates:

	2012	2011
	Q-1	Q-4	Q-3	Q-2	Q-1

Dated Brent average oil price ($/Bbl)	118.49	109.31	113.44	117.36	104.97
U.S./Canadian Dollar average exchange rate	1.001	1.023	0.980	0.968	0.997

The price of Dated Brent oil averaged 13% higher in Q1-2012 compared with Q1-2011. All of the Company’s production is priced based on Dated Brent and shared with the respective governments through Production Sharing Agreements. When the price of oil goes up, it takes fewer barrels to recover costs (cost recovery barrels) which are assigned 100% to the Company. The contracts provide for cost recovery per quarter up to a maximum percentage of total revenue. Typically maximum cost recovery ranges from 25% to 60% of production depending on the country and the contract. Generally the balance of the production is shared with the respective government (production sharing oil). Depending on the contract, the government receives 70% to 85% of the production sharing oil. Production sharing splits are set in each contract for the life of the contract. Typically the government’s share of production sharing oil increases when production exceeds pre-set production levels in the respective contracts. During times of increased oil prices, the Company receives less cost oil and may receive more production sharing oil. For reporting purposes, the Company records the respective government’s share of production as royalties and taxes (all taxes are paid out of the government’s share of production).

The political environment in Egypt continues to improve and business processes and operations are proceeding as normal. Yemen is still unsettled and the Company has 2,250 Bopd shut-in on Block S-1 since October 8, 2011. Although the Company expects the situation in Yemen will be resolved and production will resume, it is difficult to predict when.

OPERATING RESULTS AND NETBACK

Daily Volumes, Working Interest Before Royalties and Other (Bopd)

	Three Months Ended March 31
	2012	2011	% Change
Egypt - Oil sales	16,423	8,738	88
Yemen - Oil sales	297	2,480	(88)
Total Company - daily sales volumes	16,720	11,218	49

Netback

Consolidated

	Three Months Ended March 31
	2012		2011
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	159,426	104.78	97,995	97.06
Royalties and other	82,214	54.03	45,132	44.70
Current taxes	23,311	15.32	16,328	16.17
Operating expenses	11,966	7.86	7,547	7.48
Netback	41,935	27.57	28,988	28.71

Egypt

	Three Months Ended March 31
	2012		2011
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	156,190	104.51	74,974	95.34
Royalties and other	80,733	54.02	33,617	42.75
Current taxes	22,829	15.28	13,105	16.66
Operating expenses	9,948	6.66	5,318	6.76
Netback	42,680	28.55	22,934	29.17

The netback per Bbl in Egypt decreased 2% in the three months ended March 31, 2012 compared with the same period of 2011, mainly as a result of a 26% increase in royalties on a per Bbl basis. The average selling price during the three months ended March 31, 2012 was $104.51/Bbl, which represents a gravity/quality adjustment of approximately $13.98/Bbl to the average Dated Brent oil price for the period of $118.49/Bbl.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Royalties and taxes as a percentage of revenue increased to 66% in the three months ended March 31, 2012, compared with 62% in the same period of 2011. This increase is due to the fact that Q1-2011 included only West Gharib production, whereas Q1-2012 includes West Gharib and West Bakr production. West Bakr production is subject to higher Government takes according to the West Bakr Production Sharing Concession (“PSC”). Royalty and tax rates fluctuate in Egypt due to changes in the cost oil whereby the PSC allows for recovery of operating and capital costs through a reduction in government take. Cost recovery for the purposes of calculating cost oil is based on expenses incurred and paid in the period plus capital costs which are amortized according to the relevant PSC.

Operating expenses remained consistent on a per Bbl basis for the three months ended March 31, 2012 compared with the same period of 2011.

Yemen

	Three Months Ended March 31
	2012		2011
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	3,236	119.73	23,021	103.14
Royalties and other	1,481	54.80	11,515	51.59
Current taxes	482	17.83	3,223	14.44
Operating expenses	2,018	74.67	2,229	9.99
Netback	(745)	(27.57)	6,054	27.12

In Yemen, the Company experienced negative netbacks per Bbl of $27.57 in the three months ended March 31, 2012. Operating expenses on a per Bbl basis increased substantially (647%) in the three months ended March 31, 2012 compared to the same period in 2011 as a result of production being shut-in on Block S-1 for the entire three month period ended March 31, 2012. While production volumes were down, the Company continued to incur the majority of the operating costs on Block S-1 which significantly increased operating expenses per Bbl.

Royalties and taxes as a percentage of revenue decreased to 61% from 64% in the three months ended March 31, 2012, compared with 2011. Royalty and tax rates fluctuate in Yemen due to changes in the amount of cost sharing oil, whereby the Block 32 and Block S-1 Production Sharing Agreements (“PSAs”) allow for the recovery of operating and capital costs through a reduction in Ministry of Oil and Minerals’ take of oil production.

Production from Block S-1 remains shut-in following an attack on the oil export pipeline on October 8, 2011, and production will not commence until repairs to the export pipeline can be completed. It is difficult to predict when production will resume as local tribal groups are currently preventing access to the pipeline.

DERIVATIVE COMMODITY CONTRACTS

TransGlobe uses hedging arrangements as part of its risk management strategy to manage commodity price fluctuations and stabilize cash flows for future exploration and development programs. The hedging program is actively monitored and adjusted as deemed necessary to protect the cash flows from the risk of commodity price exposure.

The estimated fair value of unrealized commodity contracts is reported on the Condensed Consolidated Interim Balance Sheets, with any change in the unrealized positions recorded to earnings. The fair values of these transactions are based on an approximation of the amounts that would have been paid to, or received from, counter-parties to settle the transactions outstanding as at the balance sheet date with reference to forward prices and market values provided by independent sources. The actual amounts realized may differ from these estimates.

The realized loss on commodity contracts in the first three months of 2011 relates mostly to the purchase of a new financial floor derivative commodity contract for $0.4 million; no derivative commodity contracts were purchased in the first three months of 2012. The mark-to-market valuation of TransGlobe’s future derivative commodity contracts decreased the asset by $0.1 million from December 31, 2011 to March 31, 2012, thus resulting in a $0.1 million unrealized loss on future derivative commodity contracts being recorded in the period.

	Three Months Ended March 31
($000s)	2012	2011
Realized cash loss on commodity contracts*	-	(364)
Unrealized gain (loss) on commodity contracts**	(124)	(187)
Total derivative gain (loss) on commodity contracts	(124)	(551)
*	Realized cash gain (loss) represents actual cash settlements, receipts and premiums paid under the respective contracts.
**	The unrealized loss on derivative commodity contracts represents the change in fair value of the contracts during the period.

If the Dated Brent oil price remains at the level experienced at the end of Q1-2012, the derivative asset will be realized over the balance of the year. The effect of a 10% increase or decrease in commodity prices on the derivative commodity contracts would not have a material impact on net earnings for the three months ended March 31, 2012. The following commodity contracts are outstanding as at March 31, 2012:

			Dated Brent Pricing
Period	Volume	Type	Put
Crude Oil
April 1, 2012 – June 30, 2012	20,000 Bbl/month	Financial Floor	$80.00

MANAGEMENT’S DISCUSSION AND ANALYSIS

The total volumes hedged for the balance of 2012 are:

Bbl	60,000
Bopd (April 1, 2012 – June 30, 2012)	659

At March 31, 2012, all of the derivative commodity contracts were classified as current assets.

GENERAL AND ADMINISTRATIVE EXPENSES (“G&A”)

	Three Months Ended March 31
	2012		2011
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
G&A (gross)	6,271	4.12	4,167	4.08
Stock-based compensation	1,140	0.75	713	0.71
Capitalized G&A and overhead recoveries	(723)	(0.47)	(374)	(0.37)
G&A (net)	6,688	4.40	4,506	4.42

G&A expenses (net) increased 48% (no change on a per Bbl basis) in the three months ended March 31, 2012, compared with the same period in 2011. This is mostly due to increased staffing and associated costs and increased professional fees, along with the G&A expenses associated with West Bakr. The increase in stock-based compensation is due partly to an increase in the total value of new options awarded during 2011 as compared to those issued during 2010, combined with an increase in the expense recorded on share appreciation rights in the first quarter of 2012 as a result of a strengthening share price.

FINANCE COSTS

Finance costs for the three months ended March 31, 2012 increased to $6.2 million (2011 - $1.3 million). Finance costs include interest on long-term debt and convertible debentures, issue costs on convertible debentures and amortization of transaction costs associated with long-term debt.

(000s)	Three Months Ended March 31
	2012	2011
Interest expense	$1,517	$1,031
Issue costs for convertible debentures	4,389	-
Amortization of deferred financing costs	300	312
Finance costs	$6,206	$1,343

The Company had $60.0 million of long-term debt outstanding at March 31, 2012 (March 31, 2011 - $60.0 million). The long-term debt that was outstanding at March 31, 2012 bore interest at LIBOR plus an applicable margin that varies from 3.75% to 4.75% depending on the amount drawn under the facility.

In February 2012, the Company closed an agreement with a syndicate of underwriters under which the members of the syndicate purchased, on a bought-deal basis, C$97.8 million (US$97.9 million) aggregate principal amount of convertible unsecured subordinated debentures with a maturity date of March 31, 2017. Transaction costs of $4.4 million relating to the issuance of the convertible debentures were expensed in the three months ended March 31, 2012. The debentures are convertible at any time and from time to time into common shares of the Company at a price of C$15.10 per common share. The debentures will not be redeemable by the Company on or before March 31, 2015 other than in limited circumstances in connection with a change of control of TransGlobe. After March 31, 2015 and prior to March 31, 2017, the debentures may be redeemed by the Company at a redemption price equal to the principal amount plus accrued and unpaid interest, provided that the weighted-average trading price of the common shares for the 20 consecutive trading days ending five trading days prior to the date on which notice of redemption is provided is not less than 125 percent of the conversion price. Interest of 6% will be payable semi-annually in arrears on March 31 and September 30 of each year, commencing on September 30, 2012. The Company has the option to settle all or any portion of principal obligations by delivering to the debenture holders sufficient common shares to satisfy these obligations.

DEPLETION AND DEPRECIATION (“DD&A”)

	Three Months Ended March 31
	2012		2011
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Egypt	11,301	7.56	6,242	7.94
Yemen	248	9.18	1,390	6.23
Corporate	200	-	128	-
	11,749	7.72	7,760	7.69

In Egypt, DD&A decreased 5% on a per Bbl basis for the three month period ended March 31, 2012, due to decreased estimated future capital costs which was partially offset by increased production.

MANAGEMENT’S DISCUSSION AND ANALYSIS

In Yemen, DD&A decreased 82% for the three months ended March 31, 2012, due to the fact that no depletion was recorded on Block S-1 for the entire three month period ended March 31, 2012 as production was shut-in.

CAPITAL EXPENDITURES

	Three Months Ended March 31
($000s)	2012	2011
Egypt	4,415	16,754
Yemen	18	2,187
Corporate	39	1,366
Total	4,472	20,307

In Egypt, total capital expenditures in the first three months of 2012 were $4.4 million (2011 - $16.8 million). The Company drilled nine oil wells at West Gharib (seven at Arta and two at East Arta). The capital cost per well drilled in West Gharib has decreased due to a number of factors. Production in West Gharib is currently curtailed due to volume constraints at the processing facility, and as a result that Company has chosen not to proceed with the completion and equipping of new wells which will require fracture stimulations, which has reduced capital spending. Furthermore, movable equipment is being redeployed from shut-in wells to producing wells. Capital expenditures in West Gharib were reduced due to the reversal of prior period accruals. There were no wells drilled at West Bakr, East Ghazalat or Nuqra in the first quarter of 2012. There was no drilling activity in the first three months of 2012 in Yemen.

OUTSTANDING SHARE DATA

As at March 31, 2012, the Company had 73,112,638 common shares issued and outstanding.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and reserves, to acquire strategic oil and gas assets and to repay debt. TransGlobe’s capital programs are funded principally by cash provided from operating activities. A key measure that TransGlobe uses to evaluate the Company’s overall financial strength is debt-to-funds flow from operations (calculated on a 12-month trailing basis). TransGlobe’s debt-to-funds flow from operations ratio, a key short-term leverage measure, remained strong at 1.2 times at March 31, 2012. This was within the Company’s target range of no more than 2.0 times.

The following table illustrates TransGlobe’s sources and uses of cash during the periods ended March 31, 2012 and 2011:

Sources and Uses of Cash

	Three Months Ended March 31
($000s)	2012	2011
Cash sourced
Funds flow from operations*	36,088	24,930
Transfer from restricted cash	-	1,164
Issue of convertible debentures	97,851	-
Exercise of options	268	1,199
Issuance of common shares, net of share issuance costs	-	71,588
Other	507	-
	134,714	98,881
Cash used
Capital expenditures	4,472	20,307
Repayment of long-term debt	-	30,000
Finance costs	5,196	632
Transfer to restricted cash	1	-
Other	164	102
	9,833	51,041
	124,881	47,840
Changes in non-cash working capital	(41,452)	(19,269)
Increase in cash and cash equivalents	83,429	28,571
Cash and cash equivalents – beginning of period	43,884	57,782
Cash and cash equivalents – end of period	127,313	86,353

* Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital.

Funding for the Company’s capital expenditures was provided by funds flow from operations. The Company expects to fund its 2012 exploration and development program of $89.3 million ($84.8 million remaining) and contractual commitments through the use of working capital and cash generated by operating activities. The use of new financing during 2012 may also be utilized to finance new opportunities. Fluctuations in commodity prices, product demand, foreign exchange rates, interest rates and various other risks may impact capital resources.

Working capital is the amount by which current assets exceed current liabilities. At March 31, 2012, the Company had working capital of $263.7 million (December 31, 2011 - $140.0 million). The increase to working capital in 2012 is the result of a higher cash balance due to the issuance of convertible debentures in the first quarter of 2012 along with increased accounts receivable due to higher oil prices, higher sales volumes and slower collections. The majority of these receivables are due from the Egyptian Government, and the recent political unrest in the country has increased the Company’s credit risk. Despite these factors, the Company still expects to collect in full all outstanding receivables. Subsequent to March 31, 2012, the Company collected $30.1 million of the receivables that were outstanding in Egypt at the end of the quarter.

MANAGEMENT’S DISCUSSION AND ANALYSIS

In February 2012, the Company closed an agreement with a syndicate of underwriters under which the members of the syndicate purchased, on a bought-deal basis, C$97.8 million (US$97.9 million) aggregate principal amount of convertible unsecured subordinated debentures with a maturity date of March 31, 2017. The debentures are convertible at any time and from time to time into common shares of the Company at a price of C$15.10 per common share. The debentures will not be redeemable by the Company on or before March 31, 2015 other than in limited circumstances in connection with a change of control of TransGlobe. After March 31, 2015 and prior to March 31, 2017, the debentures may be redeemed by the Company at a redemption price equal to the principal amount plus accrued and unpaid interest, provided that the weighted average-trading price of the common shares for the 20 consecutive trading days ending five trading days prior to the date on which notice of redemption is provided is not less than 125 percent of the conversion price. Interest of 6% will be payable semi-annually in arrears on March 31 and September 30 of each year, commencing on September 30, 2012. The Company has the option to settle all or any portion of principal obligations by delivering to the debenture holders sufficient common shares to satisfy these obligations.

At March 31, 2012, TransGlobe had a $100.0 million Borrowing Base Facility of which $60.0 million was drawn. As repayments on the Borrowing Base Facility are not expected to commence until the second quarter of 2013, the entire balance is presented as a long-term liability on the Condensed Consolidated Interim Balance Sheets. Repayments will be made on a semi-annual basis according to the scheduled reduction of the facility.

($000s)	March 31, 2012	December 31, 2011
Bank debt	60,000	60,000
Deferred financing costs	(2,090)	(2,391)
Long-term debt (net of deferred financing costs)	57,910	57,609

COMMITMENTS AND CONTINGENCIES

As part of its normal business, the Company entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity. The principal commitments of the Company are as follows:

($000s)		Payment Due by Period[1,2]
	Recognized
	in Financial	Contractual	Less than			More than
	Statements	Cash Flows	1 year	1-3 years	4-5 years	5 years
Accounts payable and accrued liabilities	Yes-Liability	79,480	79,480	-	-	-
Long-term debt	Yes-Liability	60,000	-	47,995	12,005	-
Convertible debentures	Yes-Liability	97,995	-	-	97,995	-
Office and equipment leases	No	15,023	6,502	2,959	2,063	3,499
Minimum work commitments[3]	No	750	750	-	-	-
Total		253,248	86,732	50,954	112,063	3,499

1	Payments exclude ongoing operating costs, finance costs and payments made to settle derivatives.
2	Payments denominated in foreign currencies have been translated at March 31, 2012 exchange rates.
3	Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration and drilling obligations.

Pursuant to the PSA for Block 75 in Yemen, the Contractor (Joint Interest Partners) has a remaining minimum financial commitment of $3.0 million ($0.8 million to TransGlobe) for one exploration well in the first exploration period, which has been extended to March 9, 2013. Drilling has been suspended in Yemen due to security and logistics concerns.

Pursuant to the August 18, 2008 asset purchase agreement for a 25% financial interest in eight development leases on the West Gharib Concession in Egypt, the Company has committed to paying the vendor a success fee to a maximum of $2.0 million if incremental reserve thresholds are reached in the South Rahmi development lease to be evaluated annually. As at December 31, 2011, no additional fees are due in 2012.

In the normal course of its operations, the Company may be subject to litigations and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.

The Company is not aware of any material provisions or other contingent liabilities as at March 31, 2012.

Proposed Transactions

On June 29, 2011, the Company entered into an agreement to acquire a 50% working interest in the South Alamein Concession Agreement in the Arab Republic of Egypt from Cepsa Egypt SA B.V. (“Cepsa Egypt”), a wholly-owned subsidiary of Compania Espanola De Petroleos, S.A. (of Spain), subject to the approval of the Egyptian Government and customary closing conditions. The proposed transaction provides for the operatorship of the concession and near-term appraisal/development of one oil discovery well and of a significant number of ready to drill exploration projects, located in Egypt’s Western Desert. The Company has structured the transaction as an all-cash deal effective on and subject to approval from the Egyptian Government. Consideration for the transaction is $3.0 million plus an inventory adjustment to be determined based on customary due diligence and other closing conditions. Because of uncertainty related to the successful approval of the transaction by the Egyptian Government, management is not able to provide any assurances that it will successfully close the subject transaction. Accordingly, no amount has been accrued in the Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2012 related to the contingency.

MANAGEMENT’S DISCUSSION AND ANALYSIS

On May 1, 2012 the Company announced it entered into a Share Purchase Agreement to acquire a company and its wholly-owned subsidiaries which hold a 50% interest in the South Alamein PSC in Egypt and hold an operated 60% working interest in the South Mariut PSC in Egypt. The proposed acquisition will provide a new operated exploration concession at South Mariut and increase the Company’s interest in South Alamein to 100% when combined with the Cepsa transaction. Both exploration concessions are located in Egypt’s Western Desert. The Company has structured the transaction as an all-cash deal effective April 1, 2012. Consideration for the transaction is $15.0 million plus inventory and working capital adjustments to be determined based on customary due diligence. In addition, the wholly-owned subsidiary company which holds the 60% working interest in South Mariut is subject to a 30 day preferential right which is held by the 40% working interest partner. Because of uncertainty related to the preferential right and customary due diligence, management is not able to provide any assurances that it will successfully close the subject transaction. Accordingly, no amount has been accrued in the Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2012 related to the contingency.

MANAGEMENT STRATEGY AND OUTLOOK FOR 2012

The 2012 outlook provides information as to management’s expectation for results of operations for 2012. Readers are cautioned that the 2012 outlook may not be appropriate for other purposes. The Company’s expected results are sensitive to fluctuations in the business environment and may vary accordingly. This outlook contains forward-looking statements that should be read in conjunction with the Company’s disclosure under “Forward-Looking Statements”, outlined on the first page of this MD&A.

2012 Outlook Highlights

  Production is expected to average between 16,000 Bopd and 20,000 Bopd, a 32% to 65% increase over the 2011 average production;
  Exploration and development spending is budgeted to be $89.3 million (firm plus contingent) excluding acquisitions; and
  Funds flow from operations is estimated at $155 million, an increase of 30%, using midpoint production guidance and an average oil price assumption of $110.00 per barrel Dated Brent oil price for the remaining three quarters of 2012.

2012 Production Outlook

Production for 2012 is expected to average between 16,000 and 20,000 Bopd, representing a 32% to 65% increase over the 2011 average production of 12,132 Bopd. The large spread in the estimated production is due to a number of variables outside of the Company’s control such as government approvals, the start of production at East Ghazalat and the repair of the export pipeline for Block S-1 in Yemen.

Production Forecast
	2012 Guidance	2011 Actual	% Change

Barrels of oil per day	16,000 – 20,000	12,132	32 - 65

2012 Updated Funds Flow From Operations Outlook

Funds flow from operations is estimated at $155 million ($2.06/share) based on an annual average Dated Brent oil price of $110/Bbl and using the midpoint of the production guidance. Variations in production and commodity prices during 2012 could significantly change this outlook. An increase or decrease in the average Dated Brent oil price of $10/Bbl for the remainder of the year would result in a corresponding change in anticipated 2012 funds flow by approximately $10.5 million or $0.14/share.

Funds Flow Forecast
($millions)

	2012 Updated
	Guidance	2011 Actual	% Change
Funds flow from operations	155.0	120.0	30
Dated Brent oil price ($ per Bbl)	110.00	111.27	(1)

Revised 2012 Capital Budget
	Three Months Ended	Revised 2012	Original 2012
	March 31, 2012	Annual Budget	Annual Budget
Egypt	4.4	85.0	69.2
Yemen	-	4.0	5.5
Corporate	0.1	0.3	1.0
Total	4.5	89.3	75.7

The 2012 capital budget was increased by $13.6 million to $89.3 million to include the pending transaction (announced May 1, 2012) to acquire an additional 50% interest in South Alamein and a 60% interest in South Mariut.

The revised 2012 capital program is split 67:33 between development and exploration, respectively. The Company plans to participate in 39 wells in 2012. It is anticipated that the Company will fund its 2012 capital budget from funds flow from operations and working capital.

MANAGEMENT’S DISCUSSION AND ANALYSIS

CHANGES IN ACCOUNTING POLICIES

New Accounting Policies

IFRS 7 (revised) “Financial Instruments: Disclosures”

In October 2010, the International Accounting Standards Board (“IASB”) issued amendments to IFRS 7 to provide additional disclosure on the transfer of financial assets including the possible effects of any residual risks that the transferring entity retains. These amendments are effective for annual periods beginning after July 1, 2011; therefore, the Company has adopted them effective January 1, 2012 for the year ending December 31, 2012. These amendments had no material impact to the Condensed Consolidated Interim Financial Statements.

IAS 12 (revised) “Income Taxes”

In December 2010, the IASB issued amendments to IAS 12 to remove subjectivity in determining on which basis an entity measures the deferred tax relating to an asset. The amendments introduce a presumption that entities will assess whether the carrying value of an asset will be recovered through the sale of the asset. These amendments are effective for annual periods beginning on or after January 1, 2012; therefore, the Company has adopted them effective January 1, 2012 for the year ending December 31, 2012. These amendments had no material impact to the Condensed Consolidated Interim Financial Statements.

Future Changes to Accounting Policies

The following standards and interpretations have not been adopted as they apply to future periods. They may result in changes to the Company’s existing accounting policies and other note disclosures:

IFRS 9 (revised) “Financial Instruments: Classification and Measurement”

In November 2009, the IASB issued IFRS 9 as part of its project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. In October 2010, the IASB updated IFRS 9 to include the requirements for financial liabilities. IFRS 9 replaces the multiple rules in IAS 39 with a single approach to determine whether a financial asset is measured at amortized cost or fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. IFRS 9 is effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of this standard on its Consolidated Financial Statements.

IFRS 10 (new) “Consolidated Financial Statements”

In May 2011, the IASB issued IFRS 10 to replace SIC-12, “Consolidation – Special Purpose Entities”, and parts of IAS 27, “Consolidated and Separate Financial Statements”. IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 is effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of this standard on its Consolidated Financial Statements.

IFRS 11 (new) “Joint Arrangements”

In May 2011, the IASB issued IFRS 11 to replace IAS 31, “Interests in Joint Ventures”, and SIC-13, “Jointly Controlled Entities – Non-monetary Contributions by Venturers”. IFRS 11 requires entities to follow the substance rather than legal form of a joint arrangement and removes the choice of accounting method. IFRS 11 is effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of this standard on its Consolidated Financial Statements.

IFRS 13 (new) “Fair Value Measurement”

In May 2011, the IASB issued IFRS 13 to clarify the definition of fair value and provide guidance on determining fair value. IFRS 13 amends disclosure requirements included within other standards and establishes a single framework for fair value measurement and disclosure. IFRS 13 is effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of this standard on its Consolidated Financial Statements.

IAS 1 (revised) “Presentation of Financial Statements”

In June 2011, the IASB issued amendments to IAS 1 to require separate presentation for items of other comprehensive income that would be reclassified to profit or loss in the future from those that would not. These amendments are effective for annual periods beginning on or after July 1, 2012. The Company is currently evaluating the impact of these amendments to its Consolidated Financial Statements.

IAS 19 (revised) “Employee Benefits”

In June 2011, the IASB issued amendments to IAS 19 to revise certain aspects of the accounting for pension plans and other benefits. The amendments eliminate the corridor method of accounting for defined benefit plans, change the recognition pattern of gains and losses, and require additional disclosures. These amendments are effective for annual periods beginning on or after January 1, 2013. The Company does not expect the impact of this standard on its Consolidated Financial Statements to be material.

MANAGEMENT’S DISCUSSION AND ANALYSIS

IAS 28 (revised) “Investments in Associates and Joint Ventures”

In May 2011, the IASB issued amendments to IAS 28 to prescribe the accounting for investments in associates and set out the requirements for applying the equity method when accounting for investments in associates and joint ventures. These amendments are effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of these amendments to its Consolidated Financial Statements.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

TransGlobe’s management designed and implemented internal controls over financial reporting, as defined under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, of the Canadian Securities Administrators. Internal controls over financial reporting is a process designed under the supervision of the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, focusing in particular on controls over information contained in the annual and interim financial statements. Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements on a timely basis. A system of internal controls over financial reporting, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the internal controls over financial reporting are met. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

No changes were made to the Company’s internal control over financial reporting during the period ended March 31, 2012 that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting.